EXHIBIT 99.2

[IBC LETTERHEAD]

______________________________, 2004

Dear Local Financial Corporation Stockholder:

      In connection with the merger of Local Financial Corporation (“Local”) with and into LFC Acquisition Corp., a wholly owned indirect subsidiary of International Bancshares Corporation (“IBC”), we are pleased to offer you the opportunity to indicate whether you prefer to receive shares of IBC common stock, cash or a combination of IBC common stock and cash in exchange for your shares of Local common stock. This election will be effective only upon the consummation of the merger, which is subject to the satisfaction of several conditions, including the approval of Local’s stockholders. A complete description of the merger and of the election and allocation procedures is included in the proxy statement-prospectus dated April 13, 2004 of Local and IBC previously provided to you.

      Enclosed is an Election Form and Letter of Transmittal which you must complete, sign and return with all of your Local stock certificates to our exchange agent,                     , in order to make an election. Please use the return envelope enclosed herewith to return your Election Form and Letter of Transmittal and your stock certificates.

      For your election to be effective, the Exchange Agent must receive your Election Form and Letter of Transmittal, together with your Local stock certificates, no later than 5:00 p.m., New York City time, on                     , 2004. Please follow the instructions on the Election Form and Letter of Transmittal carefully. If your Local stock certificates are not immediately available or time will not permit the Election Form and Letter of Transmittal to be delivered to the exchange agent prior to the election deadline, you may make an election if you submit the Notice of Guaranteed Delivery included in this package and follow the instructions in that document. If you need assistance, please call the exchange agent toll free at (800)                     .

      If you do not make an election, the exchange agent will send you additional forms for the surrender of your Local stock certificates after consummation of the merger, and you will receive IBC common stock and/or cash in exchange for your shares pursuant to the agreed-upon allocation procedures described in the proxy statement-prospectus of Local and IBC.

      Pursuant to the terms of the merger agreement, 25% of the outstanding shares of Local will be exchanged for IBC common stock and 75% of the outstanding shares of Local will be exchanged for cash. Since it is unlikely that elections will be made exactly in these proportions, the merger agreement describes allocation procedures to be followed if Local stockholders elect to receive more or less of the IBC common stock than IBC has agreed to issue.

      Your submission of an Election Form and Letter of Transmittal does not constitute a vote on the merger. In order to vote your Local shares, you must sign, date and return the proxy card included with the proxy statement-prospectus of Local and IBC or attend Local’s Annual Meeting and vote in person.

      For those of you who elect to receive IBC common stock in the merger, we look forward to having you as shareholders of IBC.

Very truly yours,

Dennis E. Nixon,
Chairman of the Board, President and
Chief Executive Officer
International Bancshares Corporation